

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Edward Scheetz
Chief Executive Officer
Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830

> **Re: Ventoux CCM Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 11, 2022**
> **File No. 333-263516**

Dear Mr. Scheetz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
Risks Related to Presto's Business and Business Development, page 53

1. We note your disclosure that the pandemic has disrupted, and may continue to disrupt, Presto's supply chains and relationships with third-party partners. Revise to discuss in more detail the specific supply challenges that have been present in recent periods and describe, with quantified information where possible, the effect on customer operations and on Presto's business.

Certain Presto Projected Financial Information
Recent Developments, page 114

2.   Supplement your discussion of the revised forecasted financial information to disclose all material assumptions underlying the revised forecasts and to identify those assumptions that materially differ from the initial forecasts prepared by Presto's management.

Non-GAAP Financial Measures, page 193

3.   We note your response to comment 8. We also note you disclose on page 194 that the COVID related expenses were not present in the years prior to the onset of COVID-19 and are not expected to recur. Tell us if you incurred COVID related expenses during the three month period ended March 31, 2022.

Consolidated Financial Statements of E La Carte, Inc. (dba Presto)
Note 1. Summary of Business and Significant Accounting Policies
Revenue Recognition, page F-36

4.   We note your response to prior comment 11. In light of the materiality of the commission rates, please disclose the range (or a weighted average) of commissions paid under the License/Revenue Share arrangements as a percentage of premium content revenues.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology